December 11, 2024

Joshua M. Fine
Chief Financial Officer
Cyclo Therapeutics, Inc.
6714 NW 16th Street, Suite B
Gainesville, Florida 32653

       Re: Cyclo Therapeutics, Inc.
           Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-39780
Dear Joshua M. Fine:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Form 10-K filed November 26, 2024
General

1. We note your response to prior comment 1. Please further revise the disclosure regarding your business to remove or revise the below statements implying safety or efficacy, as the company's product candidates have not yet received regulatory approval:
           Your statement on page 4 that "...to date, [y]our clinical studies have preliminarily demonstrated that Trappsol Cyclo is safe and efficacious in the treatment of NPC over a range of dose groups."
           Your statements that Trappsol Cyclo demonstrated a "favorable safety profile" on pages 5 and 34.
       You may present objective data from your trials but should not draw conclusions regarding safety and efficacy, as such determinations are within the sole purview of the FDA and equivalent foreign regulators.
 December 11, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Alison Newman